

07004036

ATES
.NGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5 (A)
PART III

SEC FILE NUMBER
8-66154

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2006 (MM/DD/YY) AND ENDING 12/31/2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: GFA Securities, LLC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 Williams Street Suite 1825
(No. and Street)

New York (City) NY (State) 10038 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Leslie J. Curran, CPA
(Name – *if individual, state last, first, middle name*)

2001 Palmer Ave (Address) Larchmont (City) NY (State) 10538 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 19 2007
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Gregg S. Fisher, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of GFA Securities, LLC., as of December 31st, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

President

Title



Notary Public

CLAUDE WEINSTEIN
Notary Public, State of New York
No. 02WE5081601
Qualified in New York County
Commission Expires July 7, 2007

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GFA Securities, LLC

Audited Financial Statements

For the Year Ended December 31, 2006

Leslie J. Curran, C.P.A.
2001 Palmer Avenue
Larchmont, NY 10538

Table of Contents

INDEPENDENT AUDITOR'S REPORT

To: The Members of
GFA Securities, LLC

I have audited the accompanying statement of financial condition of GFA Securities, LLC as of December 31, 2006, and the related statement of operations, changes in member equity, and cash flows for the year then ended, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of GFA Securities, LLC as of December 31, 2006, and the results of operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, and II is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Leslie J. Curran, C.PA

Leslie J. Curran, C.P.A.
February 15, 2007

GFA Securities, LLC

Statement of Financial Condition

December 31,	2006
ASSETS	
Current assets	
Cash and cash equivalents	$ 32,225
Accounts Receivable	23,963
Total current assets	56,188
Leasehold Improvements & Equipment,	
Net of accumulated depreciation	214,322
Total Assets	**$ 270,510**
LIABILITIES AND MEMBER EQUITY	
Liabilities	
Current liabilities:	
Accrued expenses	$ 4,600
Accounts payable	13,396
Total current liabilities	17,996
Total Member equity	$252,514
Total Liabilities and Member equity	**$270,510**

See accompanying notes to the financial statements

GFA Securities, LLC

Statement of Operations and Member Equity

For the year ended December 31,	2006
Commission Income	**$ 424,635**
Operating expenses:	
Commissions	75,199
Allocated Support Costs	35,748
Computer	96,529
Licenses, Dues and Filing Fees	35,112
Rent	33,756
Professional Fees	14,670
Marketing	16,248
Office Expenses	18,603
Insurance	32,855
Telephone	3,600
Travel and Entertainment	9,000
Bank Charges	77
Total operating expenses	**371,397**
Net Income before Depreciation	53,238
Depreciation expense	(6000)
Net Income	**47,238**
Beginning Member Equity	280,276
Member Distributions	(75,000)
Member Equity at end of year	**$ 252,514**

See accompanying notes to financial statements

GFA Securities, LLC

Statement of Cash Flows

For the year ended December 31,		2006
Cash Flows From Operating activities		
Net income	$	47,238
Adjustments to reconcile net loss to net cash		
Provided by operating activities:		
Depreciation		6,000
Changes in operating assets and liabilities:		
Increase in prepaid expenses		6793
Increase in accounts receivable		(2,295)
Increase in accrued expenses		(530)
Increase in accounts payable		13,396
Net cash provided by operating activities		**70,602**
Cash Flows From Financing activities		
Member Distributions		(75,000)
Net cash used in financing activities		**(75,000)**
Decrease in cash		(4,398)
Cash and cash equivalents at beginning of year		36,623
Cash and cash equivalents at end of year	**$**	**32,225**

See accompanying notes to financial statements

1. NATURE OF BUSINESS & SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business
GFA Securities, LLC (the "Company"), is a New York Limited Liability Company providing distribution and consulting services for mutual funds and other financial service products throughout the United States. The Company is a registered broker-dealer under the provisions of the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc. (NASD).

Cash and Cash Equivalents
Cash and cash equivalents include cash in bank and time deposits with original maturities of three months or less. The Company maintains cash in bank deposit accounts, which, at times, may exceed federally insured limits.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Accordingly, actual results could differ from those estimates.

Income taxes
The organization is a limited Liability Company, whereby the member will report his proportionate share of partnership income, losses, and tax credits on his individual income tax return. The Company will therefore, incur no income tax.

Leasehold Improvements and Equipment
Leasehold improvements and equipment are stated at cost and are depreciated using the straight-line method of accounting over their estimated useful lives.

Advertising
The Company shares advertising costs with a related party. The cost is expensed when incurred. Advertising expense for the year ending December 31, 2006 was $16,248.

2. NET CAPITAL REQUIREMENTS

The Company, as a registered broker-dealer is subject to the Securities and Exchange Commission (SEC) Uniform Net Capital Rule (SEC Rule 15c3-1). This rule requires the maintenance of minimum net capital, as defined, of $5,000, and requires that aggregate indebtedness, as defined, shall not exceed 15 times net capital. At December 31, 2006, the Company had net capital, as defined, of $21,502, which exceeded the required net capital by $16,502. At December 31, 2006 the Company had a ratio of aggregate indebtedness to net capital of .84 to 1.

3. RELATED PARTY TRANSACTIONS

During 2006, the Company made payments to Gerstein, Fisher & Associates, Inc. affiliated through common ownership for allocated overhead expenses. These expenses included allocations of common overhead costs such as office rent, general administrative management fees, and marketing and distribution costs associated with providing services to the Company's clients. The total amount paid to Gerstein, Fisher & Associates during 2006 was $160,752, which has been included in operating expenses in the statement of operations.

4. LEASEHOLD IMPROVEMENTS AND EQUIPMENT

Leasehold improvements and Equipment consisted of the following as of December 31, 2006:

		2006
Leasehold Improvements	$	158,662
Equipment		67,998
		226,660
Less Accumulated Depreciation		(12,338)
Net Leasehold Improvements & Equipment	$	214,322

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL STRUCTURE

To: The Members of
GFA Securities, LLC

In planning and performing our audit of the financial statements and supplemental schedules of GFA Securities, LLC (the Company), for the year ended December 31, 2006, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g) (1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (of aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulations T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above. We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulation, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



Leslie J. Curran, C.P.A.
February 15, 2007

SCHEDULE I
Computation of Net Capital Pursuant to SEC Rule 15c3-1

Total Member Equity	$	252,514
Unallowable assets:		
Accounts Receivable		16,690
Fixed Assets		214.322
Net Capital		21,502
Minimum dollar net capital requirement		5,000
Excess net capital		16,502
Aggregate Indebtedness		17,996
Ratio of aggregate indebtedness to net capital		.84 : 1

There were no material differences between the unaudited focus report filed on January 24, 2007 and audited net capital computation as of December 31, 2006.

SCHEDULE II
Computation of Reserve Requirement Pursuant to Rule 15c3-3

The firm is exempt from rule 15c3-3 under paragraph (k) (2) (i).

END